BP 6/5

SE[barcode]MMISSION

09040738

SEC
Mail Processing
Section

JUN 01 2009

Washington, DC
122

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 52440

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prospero Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Marshall Street - Suite 300
(No. and Street)

Norwalk,	CT	06854
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel J. Donovan — 203-354-1529
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schwartz & Hofflich LLP
(Name – *if individual, state last, first, middle name*)

37 North Avenue - 3rd Floor	Norwalk	CT	06851-3832
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Daniel J. Donovan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Prospero Capital, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

ANN D. JEVNE
NOTARY PUBLIC
Commission Expires May 31, 2014

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1. ~~and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.~~
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PROSPERO CAPITAL, LLC
RECONCILIATION, INCLUDING APPROPRIATE EXPLANATION, OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2008

Net capital				
Member's equity from original Focus report (10/1/08 - 12/31/08)			$	369,326
Increase in cash				322
Increase in accounts receivable				18,826
Reduction of prepaid expenses				(50)
Increase in accrued expenses				(1,009)
Total member's equity per audit				387,415
Deduct member's equity not allowable for net capital				0
Total member's equity qualified for net capital				387,415
Add:				
Subordinated borrowings allowable in computation of net capital				0
Other deductions or allowable credits				0
Total capital and allowable subordinated borrowings				387,415
Deduction and/or charges:				
Non-allowable assets: Accounts receivable and prepaid expenses				(380,903)
Net capital			$	6,512
Aggregate indebtedness				
Items included in statement of financial condition				
Accrued expenses			$	4,500
Items not included in statement of financial condition:				0
Total aggregate indebtedness			$	4,500
Computation of basic net capital requirement				
Minimum net capital required - 6-2/3% of aggregate indebtedness	$	300		
Minimum net capital required	$	5,000		
Net capital requirement, greater of the above				5,000
Excess net capital			$	1,512

See independent auditor's report.